Exhibit 99.5

REVOCATION OF ELECTRONIC POSTAL VOTE OR PROXY

for shareholder’s number forordinary shares in VIA optronics AG

I/Wehereby revoke

Authorising person’s name

☐	my/our postal votes,

☐	the proxy I/we issued to the Company proxies of VIA optronics AG, Mr. Bernhard Orlik an Mr. Christian Groetzbach, both employees of Link Market Services GmbH, business address Munich,

☐	the proxy I/we issued to

Mr./Ms.
Authorised representative’s name

resident in
Town/City of residence

to represent me/us at the Annual General Meeting of VIA optronics AG convened for December 29, 2021 and to exercise my/our voting rights.

Place, Date	Authorising person’s signature or other completion of the declaration in accordance with Section 126b of the German Civil Code (BGB)

Notes:

-

Revocations of electronic postal votes have to be submitted in writing no later than December 28, 2021, 24:00 hrs (CET) to the following address: VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich or via email to namensaktien@linkmarketservices.de. Revocation of electronic postal votes via our AGM-Portal at https://investors.via-optronics.com/investors/ is possible until the beginning of the voting on the day of the Annual General Meeting on December 29, 2021.

-

Should you wish to revoke a proxy issued to the Company proxies, please send your revocation no later than December 28, 2021, 24:00 hours (CET) - time of receipt - to the following address: VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich, Germany or by e-mail to: namensaktien@linkmarketservices.de. Revocation of a proxy to the Company proxies via our AGM-Portal at https://investors.via-optronics.com/investors/ is possible until the beginning of the voting on the day of the Annual General Meeting on December 29, 2021.

-

Revocations of proxy must be made in text form (§ 126b BGB) unless the proxy is given to banks or other persons or institutions with equivalent status pursuant to § 135 AktG as well as to shareholders' associations or other persons with equivalent status pursuant to § 135  AktG.

Should you wish to revoke a proxy issued to an authorised representative you may notify the authorised representative thereby authorised of such revocation or alternatively notify the company as well. Should you wish to notify the company of such revocation, please forward your revocation up to December 28, 2021, 24:00 hours (CET) - time of receipt - to the following address: VIA optronics AG, c/o Link Market Services GmbH, Landshuter Allee 10, 80637 Munich, Germany or by e-mail to: namensaktien@linkmarketservices.de.